Exhibit 12
Statement Regarding Computation of Ratio of Earnings to Fixed Charges and
Earnings to Combined Fixed Charges and Preferred Stock Dividends
(in thousands)

	Nine Months Ended	Year Ended December 31,
	September 30, 2005	2004	2003	2002	2001	2000

Pretax income from continuing operations	$30,716	$30,003	$16,231	$(12,045)	$(56)	$(48,385)
Add Fixed charges	5,948	8,419	8,194	7,093	9,750	11,678

Adjusted pretax income	36,664	38,422	24,425	(4,952)	9,694	(36,707)
Less: Pre-tax Minority interest	(583)	(58)	—	(100)	—	—

Earnings as defined	$36,081	$38,364	$24,425	$(5,052)	$9,694	$(36,707)

Fixed charges:
Interest expense	4,900	7,300	7,216	6,253	9,386	10,760
Estimated interest on rent expense	1,048	1,119	978	840	364	918

Total fixed charges	5,948	8,419	8,194	7,093	9,750	11,678

Ratio of Earnings to Fixed Charges	6.07	4.56	2.98	(0.71)	0.99	(3.19)
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	6.07	4.56	2.98	(0.71)	0.99	(3.19)
Deficiency of Earnings Available to Cover Fixed Charges	$—	$—	$—	$(4,952)	$—	$(36,707)